Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

ANNOUNCEMENT OF INTERIM RESULTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014

The board of directors (the “Board”) of Melco Crown Entertainment Limited (the “Company” or “Melco Crown Entertainment” or “we”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively the “Group”) for the six months ended June 30, 2014 as follows:

FINANCIAL HIGHLIGHTS

•	Net revenues for the six months ended June 30, 2014 were US$2.56 billion, an increase of US$116.9 million, or 4.8%, as compared with US$2.44 billion for the six months ended June 30, 2013.

•	Net income attributable to Melco Crown Entertainment was US$383.2 million for the six months ended June 30, 2014, an increase of US$148.4 million, or 63.2%, as compared with net income of US$234.8 million for the six months ended June 30, 2013.

•	Basic net income per share attributable to Melco Crown Entertainment was US$0.232 for the six months ended June 30, 2014, as compared to basic net income per share of US$0.142 for the six months ended June 30, 2013.

•	Adjusted property EBITDA for the six months ended June 30, 2014 was US$701.1 million, representing an increase of US$55.5 million, or 8.6%, as compared to US$645.7 million for the six months ended June 30, 2013.

Unless otherwise defined herein, terms used in this announcement shall have the meanings ascribed to them in our 2013 Annual Report published on April 15, 2014.

MARKET OVERVIEW AND KEY HIGHLIGHTS

Macau Market

Market-wide gross gaming revenues for the first six months of 2014 increased 12.6% from the comparable period in 2013, to a record US$24.1 billion. The mass market table games segment remains the major driver of market-wide growth rates, expanding 35.6% on a year-over-year basis. The mass market table games segment continues to be supported by, improved local and regional infrastructure together with expanded hotel room supply and a broader non-gaming offering, which appeals to wider mix of visitors. Over the same period, rolling chip segment gross gaming revenues increased by 3.3% on a year-over-year basis. The mass market table games segment now accounts for 34.1% of market-wide gross gaming revenues, compared to 28.3% for the same period in 2013. Melco Crown Entertainment, with its large exposure to the mass market table games segment in the fast growing Cotai region, is well positioned to cater to this increasingly important, and more profitable, segment of the market. This mass market exposure is set to increase meaningfully over the foreseeable future with the development of Studio City and continual enhancements to City of Dreams, most notably the property’s fifth hotel tower which is due to open in the first half of 2017.

In the first six months of 2014, visitation to Macau increased 8.1% over the same period of 2013, primarily driven by visitors from China which increased 14.7% over the same period. Visitors from China now account for 66.8% of all visitors to Macau in the first half of 2014 compared to 63.0% in the same period of 2013. Visitors from Hong Kong and Taiwan account for 20.7% and 3.0% of total visitation in the first six months of 2014, respectively.

Macau continues to benefit from the PRC central and Macau governments’ development plans for the region, including improved infrastructure, immigration policies and development of Hengqin Island. This wide-reaching development plan is expected to strengthen the appeal of Macau as a multi-faceted leisure and tourism destination, offering an increasingly expanded array of entertainment attractions and amenities to drive long term growth and a more diversified tourism experience.

Key Highlights

Studio City

The development of Studio City remains on track to open in mid-2015. Studio City, our Company’s next integrated resort in Cotai, Macau, will further expand our Company’s already substantial exposure to the mass market segments with its unique, cinematically-themed design and numerous interactive attractions which will further diversify Macau’s leisure and tourism offerings.

City of Dreams

The fifth hotel tower at City of Dreams is progressing as planned and is anticipated to open in the first half of 2017. Collaborating on the design with the award winning, internationally renowned architect, Dame Zaha Hadid, our new hotel tower will add a truly iconic landmark to Macau, further extending City of Dreams’ leading position at the premium end of the market.

In August 2014, City of Dreams officially opened SOHO, a lifestyle food and beverage and entertainment precinct located on the second floor, which is designed to further broaden the appeal of the property to a wider range of visitors to Macau.

City of Dreams is substantially expanding its luxury retail offering which is anticipated to be operational in 2016. The redevelopment is anticipated to broaden City of Dream’s appeal to a wider array of customers.

City of Dreams Manila

The development of City of Dreams Manila continues to progress well, with the integrated resort expected to open later this year. City of Dreams Manila is expected to be one of the Philippines’ leading integrated tourism resorts and will diversify the Company’s exposure to the rapidly developing Asian gaming and entertainment industry, enabling Melco Crown Entertainment to further participate in the growth in the Asian middle class and the increasing consumerism of this important target market.

Our investment in the City of Dreams Manila project up to the time of opening is estimated to be approximately US$832.0 million (or approximately PHP37.0 billion based on the exchange rate of US$1.00 to PHP44.5), consisting of funds primarily for capital expenditures, working capital for initial opening and other pre-opening expenses.

MCP has raised approximately US$340.0 million from the issuance of the Philippine Notes by MCE Leisure Philippines in January 2014. MCP has also recently raised approximately US$122.3 million of net proceeds from a top-up placement in June 2014 (“2014 Top-up Placement”), which included the offer and sale of common shares of MCP.

Other Recent Developments

The Board has approved the implementation of a US$500 million stock repurchase program in August 2014 which, together with the Company’s dividend policy, provides us with an another mechanism to return surplus capital efficiently while retaining a flexibility to fund our current operations and future development pipeline.

BUSINESS OVERVIEW

We are a developer, owner and operator of casino gaming and entertainment resort facilities in Asia.

We currently have two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. The Company is also developing the planned Studio City project, a cinematically-themed integrated entertainment, retail and gaming resort, and the iconic fifth hotel tower at City of Dreams in Cotai, Macau, which are expected to open in mid-2015 and the first half of 2017, respectively. Our current and future Macau operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two Forbes Five-Star hotels in Macau: Altira Macau and The Crown Towers hotel. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market, which we believe will remain the largest gaming destination in the world. In the first six months of 2014, Macau generated approximately US$24.1 billion of gaming revenues, according to the DICJ, representing a 12.6% increase from the comparable period of 2013. In addition, Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

In the Philippines, MCE Leisure Philippines, a subsidiary of MCP, is developing City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila, which is anticipated to open later this year.

Our Company’s ADSs were listed on the NASDAQ Global Market in December 2006 and were upgraded to be traded on the NASDAQ Global Select Market in January 2009. Our Company also successfully completed a dual primary listing on the Stock Exchange in December 2011.

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau which opened in June 2009. City of Dreams is a premium focused property, targeting high end customers and rolling chip players from regional markets across Asia. As of June 30, 2014, City of Dreams featured a casino area of approximately 448,000 square feet with approximately 500 gaming tables and approximately 1,400 gaming machines.

The Crown Towers hotel, a Forbes Five-Star hotel, and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams includes around 30 restaurants and bars, approximately 70 retail outlets, an audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons, and banquet and meeting facilities. The Club Cubic nightclub offers approximately 26,210 square feet of live entertainment space.

SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams which had its grand opening in August 2014, offers customers a wide selection of food and beverage and other non-gaming offerings.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats features the internationally acclaimed and award winning “The House of Dancing Water” show.

The Company is moving forward with the development of the fifth hotel tower at City of Dreams, which according to our current development schedule is anticipated to open in the first half of 2017, further extending our leading position at the premium end of the market.

Altira Macau

Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

As of June 30, 2014, Altira Macau featured a casino area of approximately 173,000 square feet with a total of approximately 120 gaming tables. Altira Macau’s multifloor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira Hotel, located within the 38-storey Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes Five-star recognition. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The hotel comprises approximately 230 guest rooms, including suites and villas. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants and several bars. Altira Hotel also offers several non-gaming amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. It has been awarded the “Forbes Five Star” rating in both Lodging and Spa categories by the Forbes Travel Guide for the fifth year running in 2014.

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of gaming machines in Macau. As of June 30, 2014, Mocha Clubs had eight clubs with a total of 1,266 gaming machines in operation, which represented 9.8% of the total machine installation in the market, according to the DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. Except for Mocha Altira located at Altira Macau, we operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

In addition to slot machines, each Mocha Club site offers electronic table games without dealers. The gaming facilities at our Mocha Clubs include what we believe is the latest technology for gaming machines and offer both single-player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against the house in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

Studio City

We are currently developing Studio City, a large-scale cinematically-themed integrated entertainment, retail and gaming resort which is expected to open in mid-2015. Studio City upon completion will include significant gaming capacity, five-star hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Studio City is designed to capture the increasingly important mass market segment, with its destination theming, unique and innovative interactive attractions, and strong Asian focus.

The Studio City’s site is on a plot of land of 130,789 square meters (equivalent to approximately 1.4 million square feet) in Cotai, Macau and is located directly adjacent to the Lotus Bridge immigration checkpoint and one of the proposed light rail stations. We believe that the location of Studio City, in addition to its vast array of entertainment and leisure offerings, is a key competitive advantage.

Studio City has an approved gross construction area of 707,078 square meters (equivalent to approximately 7.6 million square feet). We currently estimate on a preliminary basis that the design and construction cost for the first phase of Studio City will be approximately US$2.3 billion. Our plans for the expansionary phase at Studio City are under review.

We successfully offered the US$825.0 million Studio City Notes and drew down the delayed draw term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under the Studio City Project Facility, in November 2012 and July 2014, respectively.

City of Dreams Manila

City of Dreams Manila is located on an approximately 6.2-hectare site at the gateway of Entertainment City, Manila, close to Metro Manila’s international airport and central business district. City of Dreams Manila is expected to be one of the leading integrated tourism resorts in the Philippines and is anticipated to open later this year.

Our subsidiary, MCE Leisure Philippines, has been cooperating with SM Group’s Belle Corporation (“Belle”) to develop City of Dreams Manila. The cooperation in development involves the provision of the land and building structures by Belle and the fitting out of the buildings by MCE Leisure Philippines. MCE Leisure Philippines will solely manage and operate City of Dreams Manila upon its opening. MCE Leisure Philippines is required to pay rent for the land and building structures to Belle pursuant to a lease agreement, and is also responsible under the cooperation arrangement to pay monthly payments, based on the performance of gaming operations of City of Dreams Manila, to the Philippines Parties. MCE Leisure Philippines shall be entitled to retain all revenues from non-gaming operations of City of Dreams Manila.

Upon completion and subject to any interior design modifications, City of Dreams Manila is expected to have approximately 14,026 square meters (equivalent to approximately 150,727 square feet) of aggregate gaming space and total gross floor area of approximately 300,100 square meters (equivalent to approximately 3.2 million square feet). Following various amendments to gaming regulations in the Philippines by PAGCOR, with the most recent one dated April 4, 2014, City of Dreams Manila is now anticipated to be able to operate up to approximately 375 gaming tables, 1,699 slot machines and 1,699 electronic table games upon opening. Notwithstanding the maximum permitted by PAGCOR, the actual number of slot machines, electronic table games and gaming tables upon completion, may be fewer. City of Dreams Manila is expected to have three hotels, including the ultra-luxurious and exciting brands such as Crown Towers hotel, Nobu Hotel and Hyatt City of Dreams Manila, with approximately 940 rooms in aggregate, including VIP and five-star luxury rooms and high-end boutique hotel rooms, and five specialty restaurants along with a number of bars and a multi-level car park. City of Dreams Manila is also expected to feature three separate entertainment venues, a family entertainment center, a live performance central lounge within the casino and a night club encapsulated within the Fortune Egg, an attractive domelike structure accented with creative external lighting, which is expected to become a centerpiece attraction of the project. City of Dreams Manila will also feature a retail boulevard.

City of Dreams Manila represents an important milestone for us, marking our first entry into an entertainment and gaming market outside of Macau, which will enable our Company to deliver an incremental source of earnings and cashflow. City of Dreams Manila meaningfully expands our regional offerings designed to cater to the needs and ever-growing demands of the increasingly important Asian middle-class which continues to seek a more sophisticated and broader leisure and entertainment experience.

MANAGEMENT DISCUSSION AND ANALYSIS

Summary of Financial Results

For the six months ended June 30, 2014, our total net revenues were US$2.56 billion, an increase of 4.8% from US$2.44 billion of net revenues for the six months ended June 30, 2013. Net income attributable to Melco Crown Entertainment for the six months ended June 30, 2014 was US$383.2 million, as compared to net income of US$234.8 million for the six months ended June 30, 2013. Our improvement in profitability was primarily attributable to improved group-wide mass market table games revenues, partially offset by a decrease in group-wide rolling chip revenues.

	Six Months Ended June 30,
	2014	2013
	(in thousands of US$)

Net revenues	$2,556,854	$2,439,952
Total operating costs and expenses	(2,124,479)	(2,063,228)
Operating income	432,375	376,724
Net income attributable to Melco Crown Entertainment	$383,181	$234,821

Our results of operations and financial position for the periods presented are not fully comparable for the following reasons:

•	On February 7, 2013, MCE Finance issued the 2013 Senior Notes

•	On March 11, 2013, we completed the early redemption of the RMB Bonds in full

•	On March 13, 2013, the cooperation agreement and the lease agreement between us and the Philippine Parties became effective

•	On March 28, 2013, we completed the early redemption of our 2010 Senior Notes

•	In April 2013, MCP completed a top-up placement (“2013 Top-up Placement”), including the over-allotment option on the Philippine Stock Exchange raising net proceeds of approximately US$338.5 million

•	On January 24, 2014, MCE Leisure Philippines issued the Philippine Notes

•	On June 24, 2014, MCP completed the 2014 Top-up Placement on the Philippine Stock Exchange raising net proceeds of approximately US$122.3 million

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

•	The growth of the gaming and leisure market in Macau, which is facilitated by a number of key drivers and initiatives including, among others, favorable population demographics and economic growth in major Asian tourism markets, substantial private capital investment in Macau, particularly in developing diversified destination resort properties, and the commitment and support of the PRC central and Macau governments to improve and develop infrastructure both within, and connecting to, Macau;

•	The current economic and operating environment, including the impact of global and local economic conditions, changes in capital market conditions; and the impact of visa and other regulatory policies of the PRC central and Macau governments;

•	The competitive landscape in Macau, which is expected to evolve as more gaming and non-gaming facilities are developed in Macau, including the expected new supply of integrated resorts in the Cotai region of Macau, as well as the impact of recent or future expansion of gaming markets throughout Asia;

•	The different mix of table and machine games at our casinos, such as the mix between rolling chip and mass market table game segments, and customer playing habits; as well as changes in the mix of rolling chip business sourced through gaming promoters or via our direct VIP relationships;

•	Our relationships with gaming promoters, which contribute a significant portion of our casino revenues, expose us to credit risk (given the majority of these gaming promoters are provided with credit as part of the ordinary course of business) and to any change in the gaming promoter commission environment in Macau. For the six months ended June 30, 2014 and 2013, approximately 44.7% and 51.3% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively. For the six months ended June 30, 2014, our top five customers and the largest customer were gaming promoters and accounted for approximately 21.8% and 7.1% of our casino revenues, respectively. We believe we have good relationships with our gaming promoters. Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$174.3 million and US$195.9 million for the six months ended June 30, 2014 and 2013, respectively;

•	Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. As of June 30, 2014 and December 31, 2013, approximately 79% and 72%, respectively, of our total indebtedness was based on fixed rates. The increase was primarily due to the issuance of the Philippine Notes in January 2014 and the scheduled repayment of term loan under 2011 Credit Facilities. Based on June 30, 2014 indebtedness level, an assumed 100 basis point change in Hong Kong Interbank Offered Rate and London Interbank Offered Rate would cause our annual interest cost to change by approximately US$5.8 million; and

•	Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas and H.K. dollars. In addition, a significant portion of our indebtedness, as a result of the 2013 Senior Notes and Studio City Notes, and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a certain portion of our assets and liabilities, including the issuance of the Philippine Notes in January 2014, denominated in Philippine Pesos.

Any significant fluctuations in the exchange rates between H.K. dollars, Patacas or Philippine Pesos to U.S. dollars may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of June 30, 2014, in addition to H.K. dollars and Patacas, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal. We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the six months ended June 30, 2014 and 2013. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 5 to the unaudited condensed consolidated financial statements included elsewhere in this announcement for further details related to our indebtedness as of June 30, 2014.

Major currencies in which our cash and cash equivalents and restricted cash held as of June 30, 2014 were U.S. dollars, H.K. dollars, New Taiwan dollars, Philippine Pesos and Patacas. Based on the balances of cash and cash equivalents and restricted cash balances as of June 30, 2014, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollars would cause a maximum foreign transaction gain or loss of approximately US$23.7 million for the six months ended June 30, 2014.

Based on the balances of indebtedness denominated in currencies other than U.S. dollars as of June 30, 2014, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$8.9 million for the six months ended June 30, 2014.

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•	Rolling chip win rate: rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•	Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.

•	Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

•	Gaming machine handle: the total amount wagered in gaming machines.

•	Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box of rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%.

We use the following KPIs to evaluate our hotel operations:

•	Average daily rate: calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms occupied including complimentary rooms, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

•	Revenue per available room, or REVPAR: calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms are included in the calculation of the above room-related KPIs. The average daily rate of complimentary rooms is typically lower than the average daily rate for cash rooms. The occupancy rate and REVPAR would be lower if complimentary rooms were excluded from the calculation. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Revenues

Our total net revenues for the six months ended June 30, 2014 were US$2.56 billion, an increase of US$116.9 million, or 4.8%, from US$2.44 billion for the six months ended June 30, 2013. The increase in total net revenues was primarily driven by improved group-wide mass market table games revenues, partially offset by a decrease in group-wide rolling chip revenues.

Our total net revenues for the six months ended June 30, 2014 comprised of US$2.49 billion of casino revenues, representing 97.2% of our total net revenues, and US$71.4 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the six months ended June 30, 2013 comprised US$2.37 billion of casino revenues, representing 97.3% of our total net revenues, and US$66.2 million of net non-casino revenues.

Casino. Casino revenues for the six months ended June 30, 2014 were US$2.49 billion, representing a US$111.7 million, or 4.7%, increase from casino revenues of US$2.37 billion for the six months ended June 30, 2013, primarily due to an increase in casino revenues at City of Dreams of US$236.1 million, or 13.5%, partially offset by decrease in casino revenues at Altira Macau of US$133.6 million, or 24.9%. This increase was primarily attributable to growth in the mass market table games segment, particularly at City of Dreams, partially offset by decreased rolling chip volume and rolling chip win rate at both City of Dreams and Altira Macau. Our mass market table games revenues continue to improve reflecting the success of a range of gaming floor efficiency initiatives, improved casino visitation and casino marketing initiatives, together with a strong overall market growth environment in the segment.

Altira Macau. Altira Macau’s rolling chip volume for the six months ended June 30, 2014 was US$18.4 billion, representing a decrease of US$5.2 billion, or 22.2%, from US$23.6 billion for the six months ended June 30, 2013. The rolling chip win rate (calculated before discounts and commissions) was 2.84% for the six months ended June 30, 2014, within our expected level of 2.7% to 3.0%, while decreased from 2.98% for the six months ended June 30, 2013. In the mass market table games segment, mass market table games drop was US$400.6 million for the six months ended June 30, 2014, representing an increase of 18.9% from US$336.9 million for the six months ended June 30, 2013. The mass market table games hold percentage was 14.6% for the six months ended June 30, 2014, representing a decrease from 15.3% for the six months ended June 30, 2013.

City of Dreams. City of Dreams’ rolling chip volume for the six months ended June 30, 2014 of US$46.8 billion represented a decrease of US$1.8 billion, or 3.8%, from US$48.6 billion for the six months ended June 30, 2013. The rolling chip win rate (calculated before discounts and commissions) was 2.87% for the six months ended June 30, 2014, in line with our expected range of 2.7% to 3.0%, and reflected a slight decline from 2.89% for the six months ended June 30, 2013. In the mass market table games segment, mass market table games drop was US$2.63 billion for the six months ended June 30, 2014 which represented an increase of US$0.48 billion, or 22.4%, from US$2.15 billion for the six months ended June 30, 2013. The mass market table games hold percentage was 37.4% in the six months ended June 30, 2014, demonstrating an increase from 32.7% for the six months ended June 30, 2013. Average net win per gaming machine per day was US$494 for the six months ended June 30, 2014, an increase of US$159, or 47.5%, from US$335 for the six months ended June 30, 2013.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the six months ended June 30, 2014 was US$323, an increase of approximately US$113, or 53.8%, from US$210 for the six months ended June 30, 2013.

Rooms. Room revenues (including the retail value of promotional allowances) for the six months ended June 30, 2014 were US$67.0 million, representing a US$4.7 million, or 7.5%, increase from room revenues (including the retail value of promotional allowances) of US$62.3 million for the six months ended June 30, 2013. The increase was primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$234, 99% and US$231, respectively, for the six months ended June 30, 2014, as compared to US$231, 99% and US$227, respectively, for the six months ended June 30, 2013. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$197, 99% and US$194, respectively, for the six months ended June 30, 2014, as compared to US$190, 96% and US$182, respectively, for the six months ended June 30, 2013.

Food, beverage and others. Other non-casino revenues (including the retail value of promotional allowances) for the six months ended June 30, 2014 included food and beverage revenues of US$40.6 million and entertainment, retail and other revenues of US$53.0 million. Other non-casino revenues (including the retail value of promotional allowances) for the six months ended June 30, 2013 included food and beverage revenues of US$37.9 million, and entertainment, retail and other revenues of US$45.9 million. The increase of US$9.8 million in food, beverage and other revenues from the six months ended June 30, 2013 to the six months ended June 30, 2014 was primarily due to higher business volumes associated with an increase in visitation during the period, as well as the improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$2.12 billion for the six months ended June 30, 2014, representing an increase of US$61.3 million, or 3.0%, from US$2.06 billion for the six months ended June 30, 2013. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams which were in-line with the overall increased gaming volume and associated increase in revenues, increase in general and administrative expenses and pre-opening costs to support continuing and expanding operations, partially offset by a decrease in operating costs at Altira Macau, decrease in development costs and the gain on disposal of assets held for sale for the six months ended June 30, 2014.

Casino. Casino expenses increased by US$64.3 million, or 3.8%, to US$1.74 billion for the six months ended June 30, 2014 from US$1.67 billion for the six months ended June 30, 2013 primarily due to additional gaming tax of US$28.7 million and other operating costs, such as payroll and promotional expenses of US$54.4 million, which increased as a result of increased gaming volume and associated increase in revenues, partially offset by decrease in commission expenses of US$18.8 million as a result of the lower performance of rolling chip segment.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, were US$6.1 million and US$6.0 million for the six months ended June 30, 2014 and 2013, respectively. The slight increase was primarily due to an increase in the operating costs as a result of increased occupancy, partially offset by a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs were included in casino expenses.

Food, beverage and others. Food, beverage and others expenses were US$39.9 million and US$44.9 million for the six months ended June 30, 2014 and 2013, respectively. The decrease was primarily due to a higher level of complimentary foods, beverage and others offered to gaming customers for which the associated costs were included in casino expenses, partially offset by an increase in the operating costs which associated with increase in revenues.

General and administrative. General and administrative expenses increased by US$22.2 million, or 18.9%, to US$140.1 million for the six months ended June 30, 2014 from US$117.8 million for the six months ended June 30, 2013, primarily due to an increase in payroll expenses, share-based compensation, marketing and advertising expenses, as well as professional fees to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$28.6 million for the six months ended June 30, 2014 as compared to US$6.6 million for the six months ended June 30, 2013. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. Pre-opening costs for the six months ended June 30, 2014 and 2013 primarily related to the payroll expenses, rental and administrative costs in connection with City of Dreams Manila and Studio City. The increase was primarily due to the increase in payroll expenses for City of Dreams Manila driven by the increase in headcount.

Development costs. Development costs were US$6.3 million for the six months ended June 30, 2014, which predominantly related to professional and consultancy fee for corporate business development. Development costs for the six months ended June 30, 2013 of US$20.0 million primarily related to fees and costs associated with the corporate reorganization of MCP by the Company as well as corporate business development.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at US$28.6 million for each of the six months ended June 30, 2014 and 2013.

Amortization of land use rights. Amortization of land use rights expenses remained stable at US$32.2 million and US$32.0 million for the six months ended June 30, 2014 and 2013, respectively.

Depreciation and amortization. Depreciation and amortization expenses were US$125.7 million and US$130.7 million for the six months ended June 30, 2014 and 2013, respectively. The decrease was primarily due to fully depreciated assets at City of Dreams and Altira Macau during the six months ended June 30, 2014.

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and others for the six months ended June 30, 2014 were US$1.9 million. Property charges and others for the six months ended June 30, 2013 were US$3.7 million, which primarily included a write-off of US$3.0 million for the final payment in relation to a service contract at City of Dreams.

Gain on disposal of assets held for sale. Gain on disposal of assets held for sale of US$22.1 million for the six months ended June 30, 2014 related to the disposal of five units located at Golden Dragon Centre in Macau.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment and other finance fees, foreign exchange loss, net, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$7.7 million for the six months ended June 30, 2014, as compared to US$2.1 million for the six months ended June 30, 2013. The increase was primarily driven by the short-term deposits placed at banks to yield higher interest income during the six months ended June 30, 2014.

Interest expenses were US$60.4 million (net of capitalized interest of US$37.1 million) for the six months ended June 30, 2014, compared to US$82.5 million (net of capitalized interest of US$11.0 million) for the six months ended June 30, 2013. The decrease in net interest expenses (net of interest capitalization) of US$22.1 million was primarily due to: (i) higher interest capitalization of US$26.1 million primarily associated with the Studio City construction and development projects; (ii) a lower interest charge of US$4.3 million upon our repayment and redemption on the Deposit-Linked Loan and RMB Bonds in March 2013; (iii) a lower interest charge of US$3.0 million as a result of the scheduled repayments of the term loan started from September 2013 and repayment of the drawn revolving credit facility in late March 2013 both under 2011 Credit Facilities; (iv) lower interest charges of US$1.1 million upon our redemption of our 2010 Senior Notes by our issuance of the lower interest rate 2013 Senior Notes in March 2013; partially offset by (v) US$9.3 million higher interest expenses upon our issuance of Philippine Notes in January 2014 and (vi) US$5.8 million higher interest expenses on capital lease obligation relating to MCP’s building lease payments entered in March 2013.

Other finance costs for the six months ended June 30, 2014 of US$23.9 million, included US$9.5 million of amortization of deferred financing costs and US$14.4 million of loan commitment and other finance fees. Other finance costs for the June 30, 2013 of US$20.8 million, included US$9.2 million of amortization of deferred financing costs and US$11.6 million of loan commitment and other finance fees. The increase in amortization of deferred financing costs compared to the six months ended June 30, 2013 was primarily due to the recognition of amortized deferred financing costs incurred for the 2013 Senior Notes issued in February 2013 and the Philippine Notes issued in January 2014, which were offset in part by the cessation of amortization of deferred financing costs relating to the RMB Bonds and 2010 Senior Notes upon our redemption. The increase in loan commitment and other finance fees compared to the six months ended June 30, 2013 was primarily associated with the Studio City Project Facility, which became effective from January 28, 2013.

There was no loss on extinguishment of debt or costs associated with debt modification for the six months ended June 30, 2014. Loss on extinguishment of debt for the six months ended June 30, 2013 was US$50.9 million, which mainly represented a portion of the 2010 Senior Notes redemption fees and unamortized deferred financing costs that are not eligible for capitalization.

Costs associated with debt modification for the six months ended June 30, 2013 were US$10.5 million, which mainly represented a portion of underwriting fee, legal and professional fees incurred for refinancing 2010 Senior Notes with 2013 Senior Notes that are not eligible for capitalization.

Income tax (expense) credit

Income tax expense for the six months ended June 30, 2014 was primarily attributable to the Macau Complementary Tax of US$2.6 million on gain on disposal of assets held for sale and a lump sum tax payable of US$1.4 million in lieu of Macau Complementary Tax otherwise due by Melco Crown Macau’s shareholders for dividends distributable to them by Melco Crown Macau, partially offset by deferred tax credit of US$1.9 million. The effective tax rate for the six months ended June 30, 2014 was 0.8%, as compared to a negative rate of 0.7% for the six months ended June 30, 2013. Such rates for the six months ended June 30, 2014 and 2013 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance, expenses for which no income tax benefit is receivable for the six months ended June 30, 2014 and 2013 and the effect of a tax holiday of US$60.7 million and US$58.4 million on the net income of our Macau gaming operations during the six months ended June 30, 2014 and 2013, respectively, which is set to expire in 2016. Our management does not expect to realize a significant income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$30.9 million for the six months ended June 30, 2014, which compared to that of US$28.9 million for the six months ended June 30, 2013, was primarily due to the share of the Studio City expenses of US$17.9 million and MCP expenses of US$13.0 million, respectively, by the respective minority shareholders for the six months ended June 30, 2014. The year-over-year increase was primarily attributable to the noncontrolling interests’ share of MCP’s pre-operating expenses and financing costs during the six months ended June 30, 2014, partially offset by the decrease in share of Studio City’s financing costs due to higher interest capitalization.

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$383.2 million for the six months ended June 30, 2014, compared to US$234.8 million for the six months ended June 30, 2013.

Adjusted Property EBITDA and Adjusted EBITDA

Our Adjusted property EBITDA were US$701.1 million and US$645.7 million for the six months ended June 30, 2014 and 2013, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$50.3 million, US$631.6 million and US$19.9 million, respectively, for the six months ended June 30, 2014 and US$81.5 million, US$547.1 million and US$18.3 million, respectively, for the six months ended June 30, 2013. Our Adjusted EBITDA, were US$643.6 million and US$603.6 million for the six months ended June 30, 2014 and 2013, respectively. Our management uses Adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and Adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses Adjusted property EBITDA and Adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or IFRS.

However, Adjusted property EBITDA or Adjusted EBITDA should not be considered in isolation, construed as an alternative to profit or operating profit, treated as an indicator of our U.S. GAAP operating performance, other operating operations or cash flow data, or interpreted as an alternative to cash flow as a measure of liquidity. Adjusted property EBITDA and Adjusted EBITDA presented in this announcement may not be comparable to other similarly titled measures of other companies’ operating in the gaming or other business sectors. While our management believes these figures may provide useful additional information to investors when considered in conjunction with our U.S. GAAP financial statements and other information in this announcement, less reliance should be placed on Adjusted property EBITDA or Adjusted EBITDA as a measure in assessing our overall financial performance.

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income Attributable to Melco Crown Entertainment

	Six Months Ended June 30,
	2014	2013
	(in thousands of US$)

Adjusted property EBITDA	$701,142	$645,665
Corporate and Others expenses	(57,555)	(42,109)

Adjusted EBITDA	643,587	603,556
Pre-opening costs	(28,594)	(6,646)
Development costs	(6,300)	(19,985)
Depreciation and amortization	(186,526)	(191,364)
Share-based compensation	(9,917)	(5,140)
Property charges and others	(1,947)	(3,697)
Gain on disposal of assets held for sale	22,072	—
Interest and other non-operating expenses, net	(77,144)	(172,206)
Income tax (expense) credit	(2,993)	1,356

Net income	352,238	205,874
Net loss attributable to noncontrolling interests	30,943	28,947

Net income attributable to Melco Crown Entertainment	$383,181	$234,821

LIQUIDITY AND CAPITAL RESOURCES

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of June 30, 2014, we held cash and cash equivalents and restricted cash of approximately US$2,346.8 million and US$862.7 million, respectively, and HK$3.12 billion (approximately US$401.1 million) of the 2011 Credit Facilities remains available for future drawdown.

In addition, under our Studio City Project Facility, we have HK$10,855,880,000 (equivalent to approximately US$1.4 billion) comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. On July 28, 2014, we successfully drew down the entire delayed draw term loan facility under our Studio City Project Facility, with the revolving credit facility under the Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent.

On January 24, 2014, MCE Leisure Philippines issued its PHP15 billion (equivalent to approximately US$340.0 million at date of pricing) aggregate principal amount of Philippine Notes, at par, with an interest rate of 5.00% per annum and a maturity date of January 24, 2019. The Philippine Notes includes a tax gross up provision requiring MCE Leisure Philippines to pay without any deduction or withholding for or on account of tax. We intend to use the net proceeds from the issuance of Philippine Notes for the development of City of Dreams Manila.

On June 24, 2014, MCP completed the 2014 Top-up Placement on the Philippine Stock Exchange raising net proceeds of approximately US$122.3 million.

We received an indictment from an Taipei District Prosecutors Office in August 2014 against our Taiwan branch office and certain of its employees for alleged violations of certain Taiwan banking and foreign exchange laws. In January 2013, the same Prosecutors Office froze one of our Taiwan branch office’s deposit accounts in connection with investigation related to this indictment. Therefore, we have presented the balance of such deposit account as restricted cash in our financial statements. Please refer to “— Other Financing and Liquidity Matters” below for more details.

MCP’s restricted cash represented cash in escrow account as required in the Provisional License issued by PAGCOR for the development of City of Dreams Manila. Under the Provisional License granted by PAGCOR, the Licensees are required to set-up an escrow account with an amount of US$100.0 million with a universal bank mutually agreed by PAGCOR and the Licensees. All funds for the development of the casino project shall pass through the escrow account and all drawdowns of funds from the escrow account must be applied to City of Dreams Manila. The escrow account should have a maintaining balance of US$50.0 million equivalent until City of Dreams Manila’s completion. On March 21, 2013, MCE Leisure Philippines, as one of the Licensees, established a new escrow account replacing the existing escrow account and deposited US$50.0 million equivalent to the new escrow account. The escrow account will be closed at completion of City of Dreams Manila.

The Studio City cash and cash equivalents is comprised of unspent proceeds from offering of the Studio City Notes as of June 30, 2014, which were restricted only for payment of construction and development costs and other project costs of the Studio City project in accordance with Studio City Notes and Studio City Project Facility terms.

We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under the 2011 Credit Facilities and Studio City Project Facility and additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2014	2013
	(in thousands of US$)

Net cash provided by operating activities	$504,279	$519,709
Net cash provided by investing activities	400,838	61,596
Net cash provided by (used in) financing activities	56,561	(327,159)
Effect of foreign exchange on cash and cash equivalents	3,329	(4,295)

Net increase in cash and cash equivalents	965,007	249,851
Cash and cash equivalents at beginning of period	1,381,757	1,709,209

Cash and cash equivalents at end of period	$2,346,764	$1,959,060

Operating activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$504.3 million for the six months ended June 30, 2014, compared to US$519.7 million for the six months ended June 30, 2013. The decrease in net cash provided by operating activities was mainly attributable to the increased working capital for the operations, partially offset by growth in underlying operating performance.

Investing activities

Net cash provided by investing activities was US$400.8 million for the six months ended June 30, 2014, compared to net cash provided by investing activities of US$61.6 million for the six months ended June 30, 2013, primarily due to a decrease in bank deposits with original maturity over three months of US$626.9 million, decrease in restricted cash of US$281.2 million and net proceeds from sale of assets held for sale of US$29.3 million, which were offset in part by capital expenditure payment of US$412.9 million, advance payments for construction costs of US$57.0 million, deposits for acquisition of property and equipment of US$42.4 million and the land use rights payment of US$23.2 million.

The decrease of US$626.9 million in the amount of bank deposits with original maturity over three months was due to maturity of the deposits.

The net decrease of US$281.2 million in the amount of restricted cash for the six months ended June 30, 2014 was primarily due to a decrease in Studio City restricted cash of US$281.3 million primarily due to withdrawal and payment of Studio City project costs of US$246.2 million and payment of Studio City Notes interest of US$35.1 million.

Net proceeds of US$29.3 million was received from the sale of assets held for sale, which completed during the six months ended June 30, 2014 with a gain of US$22.1 million being recognized.

Our total capital expenditure payments for the six months ended June 30, 2014 were US$412.9 million in comparison to US$167.2 million paid in the six months ended June 30, 2013. Such expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City and City of Dreams Manila. We also paid US$23.2 million for the scheduled installment of Studio City’s land premium payments during the six months ended June 30, 2014, compared to US$22.1 million and US$8.3 million for the scheduled installment of Studio City’s and City of Dream’s land premium payments, respectively, during the six months ended June 30, 2013.

We expect to incur significant capital expenditures for Studio City, City of Dreams Manila and the fifth hotel tower at City of Dreams in the future. See “— Other Financing and Liquidity Matters” below for more information.

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the six months ended June 30, 2014 and 2013.

	Six Months Ended June 30,
	2014	2013
	(in thousands of US$)

Macau:
Mocha Clubs	$11,705	$3,315
Altira Macau	10,450	3,574
City of Dreams	110,622	50,164
Studio City	283,681	111,029

Sub-total	416,458	168,082

The Philippines:
City of Dreams Manila	136,095	306,622
Corporate and Others	18,638	441

Total capital expenditures	$571,191	$475,145

Our capital expenditures for the six months ended June 30, 2014 increased from that of the six months ended June 30, 2013 primarily due to the development of Studio City and various projects at City of Dreams, including the fifth hotel tower.

Advance payments for construction costs for the six months ended June 30, 2014 were US$57.0 million, compared to US$38.6 million for the six months ended June 30, 2013, which were incurred primarily for the development of Studio City, City of Dreams Manila and various projects at City of Dreams, including the fifth hotel tower.

Financing Activities

Net cash provided by financing activities amounted to US$56.6 million for the six months ended June 30, 2014, primarily due to the proceeds of the issuance of the Philippine Notes of US$336.8 million and net proceeds from the issuance of shares of MCP of US$122.5 million, which were offset in part by dividend payments of US$260.7 million, the scheduled repayments of the term loan under 2011 Credit Facilities of US$128.4 million and the payment of debt issuance cost associated with the Philippine Notes of US$7.2 million.

Net cash used in financing activities amounted to US$327.2 million for the six months ended June 30, 2013, primarily due to (i) the proceeds of the issuance of 2013 Senior Notes of US$1.0 billion, (ii) net proceeds from issuance of shares of MCP of US$339.0 million and (iii) the capital injection of US$56.0 million in April 2013 from SCI minority shareholder, in accordance with our shareholder agreement, partially offset by (iv) the early redemption of 2010 Senior Notes of US$600.0 million and the associated redemption costs of US$102.5 million, (v) the early redemption of RMB Bonds and Deposit-Linked Loan of US$721.5 million, (vi) the repayment of the drawn revolving credit facility under 2011 Credit facilities of US$212.5 million, (vii) prepaid debt issuance costs of US$52.9 million associated with Studio City Project Facility, (viii) the payment of debt issuance cost associate with 2013 Senior Notes and Studio City Notes of US$17.1 million and US$6.6 million, respectively, and (ix) the purchase of MCE Shares of US$7.0 million under trust arrangement for further vesting of restricted Shares.

Indebtedness

The following table presents a summary of our indebtedness as of June 30, 2014:

As of
June 30, 2014
(in thousands of US$)

2013 Senior Notes	$1,000,000
Studio City Notes	825,000
2011 Credit Facilities	545,524
Philippine Notes	342,622
Aircraft Term Loan	31,672

$2,744,818

Major changes in our indebtedness during and subsequent to the six months ended June 30, 2014 are summarized below:

On January 24, 2014, MCE Leisure Philippines issued its PHP 15 billion (equivalent to approximately US$340.0 million at date of pricing) aggregate principal amount of Philippine Notes, at par, with an interest rate of 5.00% per annum and a maturity date of January 24, 2019. The Philippine Notes includes a tax gross up provision requiring MCE Leisure Philippines to pay without any deduction or withholding for or on account of tax. We intend to use the net proceeds from the issuance of Philippine Notes for the development of City of Dreams Manila.

On July 28, 2014, we successfully drew down the entire delayed draw term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under our Studio City Project Facility, with the revolving credit facility of HK$775,420,000 (equivalent to approximately US$100 million) under the Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent.

Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Crown Macau, MCE Finance, Studio City Investments Limited, MCE Cotai Investments Limited or certain of its subsidiaries held by us and/or Melco and Crown or certain of our subsidiaries (as the case may be) (and, in the case of the decline of the shareholding of Melco Crown Macau under the 2011 Credit Facilities, which is accompanied by a ratings decline) may result in an event of default and/or a requirement to prepay the credit facilities in relation to such indebtedness in full. Other applicable change of control events under the credit facility agreements include the Company ceasing to be publicly listed on certain designated stock exchanges or steps being taken in connection with the liquidation or dissolution of MCE Finance. The terms of the Studio City Notes, 2013 Senior Notes and Philippine Notes also contain change of control provisions whereby the occurrence of a relevant change of control event will require us to offer to repurchase the Studio City Notes, 2013 Senior Notes or Philippine Notes (as the case may be) at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amount specified under such indebtedness to the date of repurchase.

For further details of the above indebtedness, please refer to note 12 to the consolidated financial statements included in our 2013 annual report published on April 15, 2014 and note 5 of our unaudited condensed consolidated financial statements included elsewhere in this announcement, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau and Philippines properties, in particular, Studio City, City of Dreams Manila and the fifth hotel tower at City of Dreams.

We have relied and intend in the future to rely on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

We have increased the construction budget for the first phase of Studio City from approximately US$2.0 billion to approximately US$2.3 billion. MCE and SCI minority shareholder have made available additional equity on a pro rata basis to partially fund such budget increase. However, this cost estimate may be revised depending on a number of variables, including receipt of all necessary governmental approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, an prevailing market conditions. As of June 30, 2014, we had incurred expenditure for construction in progress of approximately US$862.5 million for the development of Studio City since our acquisition of a 60% equity interest in SCI.

For the purpose of financing the first phase of Studio City, we successfully offered the US$825.0 million Studio City Notes and drew down the delayed draw term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under the Studio City Project Facility, in November 2012 and July 2014, respectively. As of the date of this announcement, MCE and SCI minority shareholder have contributed US$1,250.0 million to the first phase of Studio City in accordance with the shareholder agreement, including a completion guarantee support cash of US$225.0 million as required under the Studio City Project Facility.

Our investment in the City of Dreams Manila project up to the time of opening is estimated to be approximately US$832.0 million (or approximately PHP37.0 billion based on the exchange rate of US$1.00 to PHP44.5), consisting of funds primarily for capital expenditures, working capital for initial opening and other pre-opening expenses. However, this estimate may be revised depending on a range of variables, including the final design and development plans, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions.

In 2013, MCP completed the 2013 Top-up Placement, including the over-allotment option on the Philippine Stock Exchange raising approximately US$338.5 million in net proceeds. In 2014, MCP completed the issuance of the Philippine Notes in January 2014 and the 2014 Top-up Placement on the Philippine Stock Exchange raising approximately US$122.3 million net proceeds in June 2014.

The Company is also moving forward with the development of the fifth hotel tower at City of Dreams and the development was commenced in 2013, targeting to open in the first half of 2017.

The development of City of Dreams Manila, the fifth hotel tower at City of Dreams and next phase of Studio City may be subject to further financing and a number of other factors, many of which are beyond our control. Our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook of future business.

As of June 30, 2014, we had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams, Studio City and City of Dreams Manila totaling US$1,346.5 million including advance payment for construction costs of US$159.8 million. In addition, we have contingent liabilities arising in the ordinary course of business.

As of June 30, 2014 and December 31, 2013, our gearing ratios (total indebtedness divided by total assets) were 29.6% and 28.7%, respectively. Our gearing ratio increased as of June 30, 2014, primarily as a result of increased indebtedness from the issuance of Philippine Notes, offset by the scheduled repayments of the term loan under 2011 Credit Facilities.

We received an indictment from the Taipei District Prosecutors Office in August 2014 against our Taiwan branch office and certain of its employees for alleged violations of certain Taiwan banking and foreign exchange laws. In January 2013, the same Prosecutors Office froze one of our Taiwan branch office’s deposit accounts in connection with investigation related to this indictment. The frozen deposit account had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to approximately US$102.2 million) at the time the account was frozen. We have presented the balance of such deposit account as restricted cash in our financial statements. We will vigorously defend any indictment brought against us, as based on Taiwan legal advice received, we believe our operations in Taiwan are in compliance with Taiwan laws. As at the date of this announcement, the indictment and the legal proceedings would have no immediate material impact on our business operations or financial position. We are monitoring this case closely and will re-assess the right and accessibility to the fund if there is any development in the case. We will account for the fund and provide relevant disclosure as and when appropriate as this case develops.

Melco Crown Macau and Studio City Company Limited has a corporate rating of “BB” and “BB-” by Standard & Poor’s, respectively, and MCE Finance and Studio City Finance has a corporate rating of “Ba3” and “B2” by Moody’s Investors service, respectively. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Six Months Ended June 30,
	2014	2013

OPERATING REVENUES
Casino	$2,485,488	$2,373,779
Rooms	66,999	62,348
Food and beverage	40,633	37,888
Entertainment, retail and others	52,991	45,930

Gross revenues	2,646,111	2,519,945
Less: promotional allowances	(89,257)	(79,993)

Net revenues	2,556,854	2,439,952

OPERATING COSTS AND EXPENSES
Casino	(1,737,080)	(1,672,746)
Rooms	(6,142)	(6,009)
Food and beverage	(10,459)	(13,880)
Entertainment, retail and others	(29,437)	(31,068)
General and administrative	(140,066)	(117,833)
Pre-opening costs	(28,594)	(6,646)
Development costs	(6,300)	(19,985)
Amortization of gaming subconcession	(28,619)	(28,619)
Amortization of land use rights	(32,236)	(32,040)
Depreciation and amortization	(125,671)	(130,705)
Property charges and others	(1,947)	(3,697)
Gain on disposal of assets held for sale	22,072	—

Total operating costs and expenses	(2,124,479)	(2,063,228)

OPERATING INCOME	$432,375	$376,724

	Six Months Ended June 30,
	2014	2013

NON-OPERATING INCOME (EXPENSES)
Interest income	$7,652	$2,054
Interest expenses, net of capitalized interest	(60,393)	(82,532)
Amortization of deferred financing costs	(9,482)	(9,227)
Loan commitment and other finance fees	(14,386)	(11,566)
Foreign exchange loss, net	(1,751)	(9,822)
Other income, net	1,216	360
Loss on extinguishment of debt	—	(50,935)
Costs associated with debt modification	—	(10,538)

Total non-operating expenses, net	(77,144)	(172,206)

INCOME BEFORE INCOME TAX	355,231	204,518
INCOME TAX (EXPENSE) CREDIT (Note 7)	(2,993)	1,356

NET INCOME	352,238	205,874

NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	30,943	28,947

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$383,181	$234,821

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.232	$0.142

Diluted	$0.230	$0.141

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,651,889,758	1,648,598,729

Diluted	1,665,911,822	1,662,965,016

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	June 30,	December 31,
	2014	2013

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,346,764	$1,381,757
Bank deposits with original maturity over three months	—	626,940
Restricted cash	424,369	770,294
Accounts receivable, net (Note 3)	248,830	287,880
Amounts due from affiliated companies	66	23
Amount due from a shareholder	51	—
Deferred tax assets	294	—
Income tax receivable	—	18
Inventories	17,380	18,169
Prepaid expenses and other current assets	69,972	54,898
Assets held for sale	—	8,468

Total current assets	3,107,726	3,148,447

PROPERTY AND EQUIPMENT, NET	3,765,532	3,308,846

GAMING SUBCONCESSION, NET	456,412	485,031

INTANGIBLE ASSETS, NET	4,220	4,220

GOODWILL	81,915	81,915

LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	376,675	345,667

RESTRICTED CASH	438,312	373,371

DEFERRED TAX ASSETS	100	93

DEFERRED FINANCING COSTS	112,985	114,431

LAND USE RIGHTS, NET	919,423	951,618

TOTAL ASSETS	$9,263,300	$8,813,639

	June 30,	December 31,
	2014	2013

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable (Note 4)	$10,467	$9,825
Accrued expenses and other current liabilities	940,298	928,751
Income tax payable	5,799	6,584
Capital lease obligations, due within one year (Note 6)	29,475	27,265
Current portion of long-term debt (Note 5)	262,660	262,566
Amounts due to affiliated companies	1,164	2,900
Amount due to a shareholder	39	79

Total current liabilities	1,249,902	1,237,970

LONG-TERM DEBT (Note 5)	2,482,158	2,270,894

OTHER LONG-TERM LIABILITIES	42,718	28,492

DEFERRED TAX LIABILITIES	60,870	62,806

CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR (Note 6)	264,818	253,029

LAND USE RIGHTS PAYABLE	7,484	35,466

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized — 7,300,000,000 shares as of June 30, 2014 and December 31, 2013 and issued — 1,666,633,448 shares as of June 30, 2014 and December 31, 2013)	16,667	16,667
Treasury shares, at cost (14,027,203 and 16,222,246 shares as of June 30, 2014 and December 31, 2013, respectively)	(2,295)	(5,960)
Additional paid-in capital	3,354,447	3,479,399
Accumulated other comprehensive losses	(12,535)	(15,592)
Retained earnings	1,084,120	772,156

Total Melco Crown Entertainment Limited shareholders’ equity	4,440,404	4,246,670
Noncontrolling interests	714,946	678,312

Total equity	5,155,350	4,924,982

TOTAL LIABILITIES AND EQUITY	$9,263,300	$8,813,639

NET CURRENT ASSETS	$1,857,824	$1,910,477

TOTAL ASSETS LESS CURRENT LIABILITIES	$8,013,398	$7,575,669

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands, with its ordinary shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code of “6883” in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and its American depository shares (“ADS”) listed on the NASDAQ Global Select Market under the symbol “MPEL” in the United States of America.

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and operator of casino gaming and entertainment resort facilities in Asia. The Group currently operates Altira Macau, a casino hotel located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated urban casino resort located at Cotai, Macau and Taipa Square Casino, a casino located at Taipa, Macau. The Group’s business also includes the Mocha Clubs, which comprise the non-casino based operations of electronic gaming machines in Macau. The Group is also developing Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation (“MCP”), an indirect majority owned subsidiary of the Company whose common shares are listed on The Philippine Stock Exchange, Inc. under the stock code of “MCP” together with MCP’s subsidiaries (collectively referred to as the “MCP Group”), is developing and will solely operate and manage City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

As of June 30, 2014, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Resorts Limited (“Crown”), an Australian-listed corporation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation and Principles of Consolidation

The unaudited condensed consolidated financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and include applicable disclosures required by the Rules Governing the Listing of Securities on Hong Kong Stock Exchange.

The results of operations for the six months ended June 30, 2014 are not necessarily indicative of the results for the full year. The financial information as of December 31, 2013 presented in the unaudited condensed consolidated financial statements are derived from the Group’s audited consolidated financial statements as of December 31, 2013.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements for the year ended December 31, 2013. In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of financial results of such periods.

(b)	Restricted Cash

The current portion of restricted cash represents those cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expects those fund will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents those fund that will not be released or utilized within the next twelve months. Restricted cash as of June 30, 2014 comprises of i) bank accounts that are restricted for withdrawal and for payment of Studio City project costs in accordance with the terms of the $825,000 8.5% senior notes, due 2020 (the “Studio City Notes”) and other associated agreements; ii) a subsidiary’s Taiwan branch office’s deposit account in Taiwan which has been frozen by the Taiwanese authority since January 2013 for investigation of certain alleged violations of Taiwan banking and foreign exchange laws by certain employees of the Taiwan branch office, with indictment subsequently received in August 2014 against the subsidiary’s Taiwan branch office and certain of its employees, further information is included in Note 13(b); and iii) cash in escrow account, which was setup in March 2013, that is restricted for payment of City of Dreams Manila project costs in accordance with the terms of the provisional license (the “Provisional License”) issued by the Philippine Amusement and Gaming Corporation (“PAGCOR”).

(c)	Gaming Taxes

The Group is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are determined from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the unaudited condensed consolidated statements of operations. These taxes totaled $1,228,422 and $1,199,672 for the six months ended June 30, 2014 and 2013, respectively.

(d)	Net Income Attributable to Melco Crown Entertainment Limited Per Share

Basic net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the period.

Diluted net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the period adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to Melco Crown Entertainment Limited per share consisted of the following:

	Six Months Ended June 30,
	2014	2013

Weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to Melco Crown Entertainment Limited per share	1,651,889,758	1,648,598,729

Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	14,022,064	14,366,287

Weighted average number of ordinary shares outstanding used in the calculation of diluted net income attributable to Melco Crown Entertainment Limited per share	1,665,911,822	1,662,965,016

During the six months ended June 30, 2014 and 2013, 1,280,313 and 1,366,161 outstanding share options, and 726,659 and nil outstanding restricted shares as at June 30, 2014 and 2013, respectively, were excluded from the computation of diluted net income attributable to Melco Crown Entertainment Limited per share as their effect would have been anti-dilutive.

(e)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncements:

In February 2013, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s unaudited condensed consolidated financial results or disclosures.

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s unaudited condensed consolidated financial results or disclosures.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments require an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s unaudited condensed consolidated financial results or disclosures.

Recent Accounting Pronouncements Not Yet Adopted:

In May 2014, the FASB issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for interim and fiscal years beginning after December 15, 2016, and early adoption is not permitted. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

In June 2014, the FASB issued an accounting standard update which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The guidance is effective for interim and fiscal years beginning after December 15, 2015, with early adoption permitted. The guidance can be applied either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the consolidated financial statements and to all new or modified awards thereafter. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	June 30,	December 31,
	2014	2013

Casino	$400,134	$423,963
Hotel	509	1,353
Other	6,174	5,898

Sub-total	406,817	431,214
Less: allowance for doubtful debts	(157,987)	(143,334)

	$248,830	$287,880

The Group grants unsecured credit lines to gaming promoters based on pre-approved credit limits. The Group typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on the Group’s monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and settlement procedures. For other approved casino customers, the Group typically allows a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history.

The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

	June 30,	December 31,
	2014	2013

Current	$189,238	$187,377
1–30 days	21,303	57,727
31–60 days	9,548	11,607
61–90 days	5,137	11,878
Over 90 days	23,604	19,291

	$248,830	$287,880

4.	ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on payment due date:

	June 30,	December 31,
	2014	2013

Within 30 days	$8,491	$8,429
31–60 days	639	341
61–90 days	571	478
Over 90 days	766	577

	$10,467	$9,825

5.	LONG-TERM DEBT

Long-term debt consisted of the following:

	June 30,	December 31,
	2014	2013

$1,000,000 5% senior notes, due 2021 (the “2013 Senior Notes”)	$1,000,000	$1,000,000
Studio City Notes	825,000	825,000
The senior secured credit facilities as amended on June 30, 2011 (the “2011 Credit Facilities”)	545,524	673,883
Philippine Peso (“PHP”) 15 billion 5% senior notes, due 2019 (the “Philippine Notes”)	342,622	—
$43,000 term loan facility for aircraft purchase (the “Aircraft Term Loan”)	31,672	34,577

	2,744,818	2,533,460
Current portion of long-term debt	(262,660)	(262,566)

	$2,482,158	$2,270,894

During the six months ended June 30, 2014, there is no significant change to terms of the long-term debt as disclosed in the Group’s consolidated financial statements as of December 31, 2013, except for the below:

2011 Credit Facilities

During the six months ended June 30, 2014, the Group repaid Hong Kong dollar (“HK$”) 998,630,400 (equivalent to $128,359) of the term loan facility under the 2011 Credit Facilities according to the quarterly amortization schedule. As of June 30, 2014, the entire revolving credit facility under the 2011 Credit Facilities of HK$3,120,720,000 (equivalent to $401,121) remains available for future drawdown.

Philippine Notes

On January 24, 2014, MCE Leisure (Philippines) Corporation (“MCE Leisure”), an indirect subsidiary of the Company and MCP, issued the Philippine Notes of PHP15 billion (equivalent to $336,825 based on exchange rate on transaction date) at par of 100% of the principal amount to certain primary institutional lenders as noteholders via private placement in the Philippines, which was priced on December 19, 2013.

The Philippine Notes are general obligations of MCE Leisure, secured on a first-ranking basis by pledge of shares of all present and future direct and indirect subsidiaries of MCP, rank equally in right of payment with all existing and future senior indebtedness of MCE Leisure (save and except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Leisure.

The Philippine Notes are guaranteed by the Company, MCP and all present and future direct and indirect subsidiaries of MCP (subject to certain limited exceptions) (collectively the “Philippine Guarantors”), jointly and severally with MCE Leisure on a senior basis. The guarantees are general obligations of the Philippine Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the Guarantors (except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of the Philippine Guarantors.

The Philippine Notes mature on January 24, 2019. Interest on the Philippine Notes is accrued at a rate of 5.00% per annum and is payable semi-annually in arrears on January 24 and July 24 of each year, commencing on July 24, 2014. In addition, the Philippine Notes includes a tax gross up provision requiring MCE Leisure to pay without any deduction or withholding for or on account of tax.

The net proceeds from the offering of the Philippine Notes, after deducting the underwriting commissions and other expenses of PHP230,769,231 (equivalent to $5,182 based on exchange rate on transaction date), was PHP14,769,230,769 (equivalent to $331,643 based on exchange rate on transaction date). MCE Leisure will use the net proceeds from the offering to fund the City of Dreams Manila project, refinancing of debt and general corporate purposes.

MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time prior to January 24, 2015 at additional redemption price as defined in the notes facility and security agreement (the “Notes Facility and Security Agreement”) governing the Philippine Notes. Thereafter, MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time at fixed redemption prices that decline ratably over time.

The Notes Facility and Security Agreement contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCP and its subsidiaries, including MCE Leisure to, among other things: (i) incur or guarantee additional indebtedness; (ii) sell assets; (iii) create liens; and (iv) effect a consolidation and merger.

The Philippine Notes are exempted from registration with Philippine Securities and Exchange Commission (the “Philippine SEC”) under the Philippine Securities Regulation Code Rule (“SRC Rule”) 9.2.2(B) promulgated by Philippine SEC as the Philippine Notes were offered via private placement to not more than nineteen primary institutional lenders. Accordingly, the Philippine Notes are subject to the conditions of SRC Rule 9.2.2(B), which limits the assignment and transfer of the Philippine Notes to primary institutional lenders only and requires the Philippine Notes to be held by not more than nineteen primary institutional lenders at any time before maturity of the Philippine Notes.

Studio City Project Facility

On January 28, 2013, the facility agreement for the senior secured credit facilities (the “Studio City Project Facility”) in an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) consisting of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”) was executed. The Studio City Project Facility contained certain conforming and other minor changes to the terms and conditions set out in the commitment letter (the “Commitment Letter”) entered by the Company, New Cotai Investments, LLC (“New Cotai Investments”), an indirect holding company of New Cotai, LLC, the noncontrolling shareholder who owns a 40% interest in Studio City International Holdings Limited (“Studio City International”, an indirect subsidiary in which the Company holds a 60% interest) and Studio City Company Limited (“Studio City Company” or the “Studio City Borrower”, an indirect subsidiary which the Company holds a 60% interest) with certain lenders (the “Studio City Lenders”) on October 19, 2012. The Studio City Borrower had not drawn down on the Studio City Term Loan Facility and the Studio City Revolving Credit Facility during the six months ended June 30, 2014. As of June 30, 2014, the entire Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) and the entire Studio City Revolving Credit Facility of HK$775,420,000 (equivalent to $99,668) remains available for future drawdown, subject to satisfaction of certain conditions precedent.

On July 28, 2014, the Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) has been fully drawn down.

Total interest on long-term debt consisted of the following:

	Six Months Ended June 30,
	2014	2013

Interest for Studio City Notes	$35,063	$36,037
Interest for 2013 Senior Notes	25,000	19,861
Interest for Philippine Notes	9,252	—
Interest for 2011 Credit Facilities	6,229	9,234
Interest for Aircraft Term Loan	516	618
Interest for $600,000 10.25% senior notes, due 2018 (the “2010 Senior Notes”)	—	6,165
Amortization of discount in connection with issuance of 2010 Senior Notes	—	71
Interest for Renminbi 2,300,000,000 3.75% bonds, due 2013	—	2,610
Interest for HK$ deposit-linked loan facility	—	1,728

	76,060	76,324
Interest capitalized	(31,430)	(8,286)

	$44,630	$68,038

During the six months ended June 30, 2014 and 2013, the Group’s average borrowing rates were approximately 5.46% and 5.34% per annum, respectively.

Scheduled maturities of the long-term debt as of June 30, 2014 are as follows:

Six months ending December 31, 2014	$131,306
Year ending December 31, 2015	262,752
Year ending December 31, 2016	166,669
Year ending December 31, 2017	6,417
Year ending December 31, 2018	6,616
Over 2018	2,171,058

$2,744,818

6.	CAPITAL LEASE OBLIGATIONS

Future minimum lease payments under capital lease obligations for the Group as of June 30, 2014 are as follows:

Six months ending December 31, 2014	$15,770
Year ending December 31, 2015	32,489
Year ending December 31, 2016	35,023
Year ending December 31, 2017	38,327
Year ending December 31, 2018	42,224
Over 2018	825,394

Total minimum lease payments	989,227
Less: amounts representing interest	(694,934)

Present value of minimum lease payments	294,293
Current portion	(29,475)

Non-current portion	$264,818

7.	INCOME TAX EXPENSE (CREDIT)

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America, Philippines and other jurisdictions, respectively, during the six months ended June 30, 2014 and 2013.

Pursuant to the approval notices issued by the Macau Government dated June 7, 2007, Melco Crown (Macau) Limited (“Melco Crown Macau”), an indirect subsidiary of the Company and the holder of the gaming subconcession in Macau, has been exempted from Macau Complementary Tax on income generated from gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by the Macau Government in April 2011.

During the six months ended June 30, 2014 and 2013, Melco Crown Macau reported net income and had the Group been required to pay such taxes, the Group’s unaudited consolidated net income attributable to Melco Crown Entertainment Limited for the six months ended June 30, 2014 and 2013 would have decreased by $60,672 and $58,378, respectively. The basic and diluted net income attributable to Melco Crown Entertainment Limited per share would have reported reduced income of $0.037 and $0.036 per share for the six months ended June 30, 2014, respectively; and reduced income of $0.035 and $0.035 per share for the six months ended June 30, 2013, respectively. Melco Crown Macau’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

In 2013, Melco Crown Macau made an application to the Macau Government for a tax concession arrangement for its shareholders. Pursuant to the proposed terms issued by the Macau Government in December 2013 which was accepted by Melco Crown Macau in January 2014, an annual lump sum amount of Macau Pataca (“MOP”) 22,400,000 (equivalent to $2,795) is payable by Melco Crown Macau to the Macau Government, effective retroactively for each of the years from 2012 through 2016 coinciding with the 5-year extension of the tax exemption as mentioned above, as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Crown Macau on dividend distributions from gaming profits. Such annual lump sum tax payments are required regardless of whether dividends are actually distributed or whether Melco Crown Macau has distributable profits in the relevant year.

The provision for income tax consisted of:

	Six Months Ended June 30,
	2014	2013

Income tax provision for current period:
Macau Complementary Tax	$2,649	$139
Lump sum in lieu of Macau Complementary Tax on dividend	1,398	—
Hong Kong Profits Tax	747	220
Profits tax in other jurisdictions	50	63

Sub-total	4,844	422

Under provision of income tax in prior years:
Profits tax in other jurisdictions	92	9

Sub-total	92	9

Deferred tax credit:
Macau Complementary Tax	(1,936)	(1,690)
Hong Kong Profits Tax	(7)	(96)
Profits tax in other jurisdictions	—	(1)

Sub-total	(1,943)	(1,787)

Total income tax expense (credit)	$2,993	$(1,356)

The effective tax rates for the six months ended June 30, 2014 and 2013 were 0.8% and negative rate of 0.7%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance, expenses for which no income tax benefit is receivable and the effect of tax holiday granted by the Macau Government during the six months ended June 30, 2014 and 2013.

8.	DISTRIBUTION OF PROFITS

On February 28, 2014, Melco Crown Macau’s Board of Directors proposed the final dividend of MOP3,365,628,000 (equivalent to $420,000), with MOP1 to be distributed to the holders of the class A shares of Melco Crown Macau as a group and with the remaining amount of MOP3,365,627,999 (equivalent to $420,000), representing approximately MOP467.45 per class B share of Melco Crown Macau, to be distributed to the holder of the class B shares. The proposed final dividend of Melco Crown Macau was approved by Melco Crown Macau’s shareholders at Melco Crown Macau’s annual general meeting held on March 21, 2014 and it satisfied certain restrictions for payment of dividends under certain indenture and/or facility of the Group as of June 30, 2014.

9.	DIVIDENDS

On February 25, 2014, a special dividend of $0.1147 per share has been declared by the Board of Directors of the Company. These dividends of $189,459 were paid to shareholders on April 16, 2014.

On May 8, 2014, a quarterly dividend of $0.0431 per share has been declared by the Board of Directors of the Company. These dividends of $71,217 were paid to shareholders on June 6, 2014.

On August 7, 2014, a quarterly dividend of $0.0259 per share has been declared by the Board of Directors of the Company.

10.	RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2014 and 2013, the Group entered into the following significant related party transactions:

		Six Months Ended June 30,
Related companies	Nature of transactions	2014	2013

Transactions with affiliated companies

Crown’s subsidiary	Consultancy fee expense	$173	$205
	Purchase of property and equipment	34	66
	Software license fee expense	156	156

Lisboa Holdings Limited(1)	Office rental expense	447	447

		Six Months Ended June 30,
Related companies	Nature of transactions	2014	2013

Melco’s subsidiaries and its associated companies	Consultancy fee expense	$331	$277
	Office rental expense	—	293
	Purchase of property and equipment	544	597
	Service fee expense(2)	366	371
	Other service fee income	324	196
	Rooms and food and beverage income	106	35
Shun Tak Holdings Limited and its subsidiaries(1)	Office rental expense	99	88
	Traveling expense(3)	1,329	1,519

Sky Shuttle Helicopters Limited(1)	Traveling expense	710	869

Sociedade de Jogos de Macau S.A.(1)	Traveling expense(3)	224	203

Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries(1)	Office rental expense	726	702
	Service fee expense	101	112
	Traveling expense(3)	5	49

Notes:

(1)	Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, the Company’s Chief Executive Officer, has/ have beneficial interests.
(2)	The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.
(3)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.

11.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business in Asia and its principal operating and developmental activities occur in two geographic areas: Macau and the Philippines. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams and the development activities of Studio City and City of Dreams Manila. Taipa Square Casino is included within Corporate and Others. During the six months ended June 30, 2014 and 2013, all revenues were generated in Macau.

The Group’s segment information for total assets and capital expenditures is as follows:

Total Assets

	June 30,	December 31,
	2014	2013

Macau:
Mocha Clubs	$190,325	$159,927
Altira Macau	530,475	573,814
City of Dreams	3,103,715	3,148,657
Studio City	2,479,575	2,519,461

Sub-total	6,304,090	6,401,859

The Philippines:
City of Dreams Manila	1,101,751	631,377

Corporate and Others	1,857,459	1,780,403

Total consolidated assets	$9,263,300	$8,813,639

Capital Expenditures

	Six Months Ended June 30,
	2014	2013

Macau:
Mocha Clubs	$11,705	$3,315
Altira Macau	10,450	3,574
City of Dreams	110,622	50,164
Studio City	283,681	111,029

Sub-total	416,458	168,082

The Philippines:
City of Dreams Manila	136,095	306,622

Corporate and Others	18,638	441

Total capital expenditures	$571,191	$475,145

The Group’s segment information on its results of operations is as follows:

	Six Months Ended June 30,
	2014	2013

NET REVENUES
Macau:
Mocha Clubs	$76,061	$71,268
Altira Macau	411,362	543,798
City of Dreams	2,041,524	1,802,980
Studio City	934	478

Sub-total	2,529,881	2,418,524

The Philippines:
City of Dreams Manila	—	—

Corporate and Others	26,973	21,428

Total net revenues	$2,556,854	$2,439,952

ADJUSTED PROPERTY EBITDA(1)
Macau:
Mocha Clubs	$19,928	$18,281
Altira Macau	50,331	81,520
City of Dreams	631,599	547,084
Studio City	(588)	(569)

Sub-total	701,270	646,316

The Philippines:
City of Dreams Manila	(128)	(651)

Total adjusted property EBITDA	701,142	645,665

OPERATING COSTS AND EXPENSES
Pre-opening costs	(28,594)	(6,646)
Development costs	(6,300)	(19,985)
Amortization of gaming subconcession	(28,619)	(28,619)
Amortization of land use rights	(32,236)	(32,040)
Depreciation and amortization	(125,671)	(130,705)
Share-based compensation	(9,917)	(5,140)
Property charges and others	(1,947)	(3,697)
Gain on disposal of assets held for sale	22,072	—
Corporate and Others expenses	(57,555)	(42,109)

Total operating costs and expenses	(268,767)	(268,941)

OPERATING INCOME	$432,375	$376,724

	Six Months Ended June 30,
	2014	2013

NON-OPERATING INCOME (EXPENSES)
Interest income	$7,652	$2,054
Interest expenses, net of capitalized interest	(60,393)	(82,532)
Amortization of deferred financing costs	(9,482)	(9,227)
Loan commitment and other finance fees	(14,386)	(11,566)
Foreign exchange loss, net	(1,751)	(9,822)
Other income, net	1,216	360
Loss on extinguishment of debt	—	(50,935)
Costs associated with debt modification	—	(10,538)

Total non-operating expenses, net	(77,144)	(172,206)

INCOME BEFORE INCOME TAX	355,231	204,518
INCOME TAX (EXPENSE) CREDIT	(2,993)	1,356

NET INCOME	352,238	205,874
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	30,943	28,947

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$383,181	$234,821

Note:

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, gain on disposal of assets held for sale, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City and City of Dreams Manila and to compare the operating performance of its properties with those of its competitors.

12.	DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). For the six months ended June 30, 2014, there were no material changes to the nature of those significant differences described in the Company’s annual consolidated financial statements for the year ended December 31, 2013, and their financial impact on net income attributable to Melco Crown Entertainment Limited for the six months ended June 30, 2014 and the Company’s shareholders’ equity as of June 30, 2014 are summarized as follows:

	Six Months Ended June 30,
	2014	2013

Net income attributable to Melco Crown Entertainment Limited as reported under U.S. GAAP	$383,181	$234,821

IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	20,532	20,305
Additional capitalization of borrowing costs as property and equipment	7,115	6,955
Reversal of deferred tax in relation to land use rights	(2,204)	(2,204)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	2,347	2,347
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(1,013)	(1,013)
(Additional) reduction in share-based compensation recognized	(1,488)	451
Reduction in amortization of deferred financing costs	3,494	3,939
Financing costs recognized as part of loss on extinguishment of debt	—	(6,523)
Additional deferred revenue on point-loyalty programs	(1,610)	—
Reduction in net loss attributable to noncontrolling interests	(10,725)	(10,809)

Net income attributable to Melco Crown Entertainment Limited as reported under IFRS	$399,629	$248,269

	June 30,	December 31,
	2014	2013

The Company’s shareholders’ equity as reported under U.S. GAAP	$4,440,404	$4,246,670

IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	159,022	138,490
Additional capitalization of borrowing costs as property and equipment	28,237	21,122
Reduction in amortization of deferred financing costs	21,512	18,018
Reversal of deferred tax in relation to land use rights	(21,821)	(19,617)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	19,084	16,737
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(10,668)	(9,655)
Financing costs recognized as part of loss on extinguishment of debt	(35,851)	(35,851)
Additional deferred revenue on point-loyalty programs	(7,191)	(5,581)
Reduction in net loss attributable to noncontrolling interests	(53,600)	(42,875)
Noncontrolling interests’ share on additional share-based compensation recognized	(1,021)	(614)
Noncontrolling interests’ share on additional share-based compensation recognized as a result of change in shareholding of the Philippine subsidiaries	(321)	—

The Company’s shareholders’ equity as reported under IFRS	$4,537,786	$4,326,844

13.	SUBSEQUENT EVENTS

(a)	On July 28, 2014, the Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) has been fully drawn down, further details of the Studio City Term Loan Facility is disclosed in Note 5.

(b)	On August 12, 2014, the subsidiary’s Taiwan branch office and certain of its employees received the indictment from the Taipei District Prosecutors Office for alleged violations of certain Taiwan banking and foreign exchange laws. As of the date of this announcement, management believes that the Group’s operations in Taiwan are in compliance with Taiwan laws and the indictment would have no immediate material impact on the Group’s business operations or financial position.

CORPORATE GOVERNANCE PRACTICES

Our Company is committed to conducting our business consistent with the highest standards of corporate governance practices and procedures, and has adopted our own corporate governance principles, policies and guidelines (collectively, the “Company’s Code”) to deliver these commitments and to enhance our corporate governance practices and procedures. The Company’s Code has been amended to address fully the principles and code provisions as set out in the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”) in Appendix 14 to the Listing Rules. The guidelines contained in the Company’s Code were also developed by the Board taking into consideration the applicable corporate governance standards of NASDAQ.

Our Company has complied with all provisions in the Corporate Governance Code for the six months ended June 30, 2014, except for the following provisions:

Pursuant to the code provision A.2.1 of the Corporate Governance Code, the roles of chairman and chief executive officer of a listed company should be separate and should not be performed by the same individual. However, in view of the present composition of the Board, the in depth knowledge of Mr. Lawrence Yau Lung Ho of the operations of our Group and of the gaming and entertainment sector in Macau in general, his extensive business network and connections in that sector and the scope of operations of our Group, the Board believes it is in the best interests of our Company for Mr. Lawrence Yau Lung Ho to assume the roles of Co-Chairman and Chief Executive Officer at this time and that such arrangement be subject to review by the Board from time to time.

Pursuant to the code provision A.4.1 of the Corporate Governance Code, non-executive directors should be appointed for a specific term, subject to re-election. Our Company has not adopted this provision in that all non-executive Directors are not appointed for a specific term. They are, however, subject to retirement and re-election every three years. The reason for this arrangement is that our Company does not consider that arbitrary term limits on Directors’ services are appropriate given that the Directors ought to be committed to representing the long term interests of our Shareholders, and the retirement and re-election requirements of non-executive Directors have given the Shareholders the right to decide on the continuation of non-executive Directors’ offices.

The Company has established the following Board committees to enable it to maintain a high corporate governance standard:

•	Audit Committee

•	Compensation Committee

•	Nominating and Corporate Governance Committee

Other details of the roles and functions of these Board committees are stated in the charters of the respective Board committees, which can be found on the Company’s website and the Hong Kong Stock Exchange’s website.

PURCHASE, SALE OR REDEMPTION OF OUR COMPANY’S LISTED SECURITIES

During the six months ended June 30, 2014, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities.

MCP SHARE OPTIONS AND RESTRICTED MCP SHARES

On August 22, 2014, MCP received the approval from the Securities and Exchange Commission of the Philippines (the “Philippine SEC”) dated August 19, 2014, on the revised vesting schedules of certain grants of 4,682,183 MCP share options and 2,341,091 restricted MCP shares. On June 28, 2013, MCP granted a total of 67,501,477 MCP share options with an exercise price of PHP8.30 each and a total of 33,750,737 restricted MCP Shares to grantees who were or were to become MCP employees, or other persons who in the opinion of MCP management were expected to contribute significant efforts in the pre-opening preparation process of City of Dreams Manila (the “2013 MCP Grant”). In order to match allocation of grant entitlement under the 2013 MCP Grant with the commencement dates of certain MCP employees’ and/or consultants’ employment or service arrangement, in accordance with U.S. GAAP, 4,682,183 MCP share options and 2,341,091 restricted MCP Shares were recorded as cancelled as of December 31, 2013. Equivalent number of options with the same exercise price as the 2013 MCP Grant and restricted MCP Shares were recorded as granted in accordance with U.S. GAAP during the six month period ended June 30, 2014. However, under Philippines laws, details of such grants were not finalized and complete until the Philippine SEC granted its approval on the revised vesting schedules of these grants. Below are details of such grants:

(a)	1,560,728 MCP share options and 780,362 restricted MCP Shares on February 17, 2014 (share price on that day was PHP13.48);

(b)	1,040,485 MCP share options and 520,243 restricted MCP Shares on February 28, 2014 (share price on that day was PHP13.00);

(c)	1,040,485 MCP share options and 520,243 restricted MCP Shares on March 27, 2014 (share price on that day was PHP12.76);

(d)	1,040,485 MCP share options and 520,243 restricted MCP Shares on March 28, 2014 (share price on that day was PHP12.96);

(e)	the MCP share options granted are valid for a period of 10 years from the relevant grant date; and

(f)	all these grants will vest by three substantially equal tranches with vesting date on April 29, 2015, April 29, 2016 and April 29, 2017.

None of the grantees of these above grants are connected persons to MCE or MCP. Further, as all of the applicable percentage ratios calculated pursuant to Chapter 14 of the Listing Rules in respect of the grants of restricted MCP Shares resulting in deemed disposal are less than 5%, such grants are not subject to any disclosure or shareholders’ approval requirements under Chapter 14 of the Listing Rules.

REVIEW OF UNAUDITED INTERIM FINANCIAL INFORMATION

Our Group’s unaudited condensed consolidated financial statements have been reviewed and approved by our audit committee, and reviewed by our external auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. Our audit committee comprises three independent non-executive Directors, namely Mr. James Andrew Charles MacKenzie, Mr. Alec Yiu Wa Tsui and Mr. Thomas Jefferson Wu.

INTERIM REPORT

The interim report of the Company for the six months ended June 30, 2014 will be published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk) as well as the website of the Company (www.melco-crown.com) and will be despatched to Shareholders of the Company in due course.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

ABOUT MELCO CROWN ENTERTAINMENT LIMITED

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, is developing and will solely operate and manage City of Dreams Manila (www.melco-crown-philippines.com), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the Chief Executive Officer of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

By Order of the Board of
Melco Crown Entertainment Limited
Lawrence Yau Lung Ho
Co-Chairman and Chief Executive Officer

Macau, August 26, 2014

As at the date of this announcement, the Board comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.